UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 333-274650

MicroCloud Hologram Inc.

(Registrant’s Name)

Room 302, Building A, Zhong Ke Na Neng Building,

Yue Xing Sixth Road, Nanshan District, Shenzhen,

People’s Republic of China 518000

(Address of principal executive offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Annual General Meeting Results

On September 27, 2024, MicroCloud Hologram Inc. (the “Company”) held its 2024 annual general meeting of shareholders (the “AGM”). At the AGM, the holders of 209,646,455 Ordinary Shares as of the August 21, 2024 record date were represented in person or by proxy, constituting a quorum. Each of the proposals brought before the AGM was approved by the Company’s shareholders. The proposals voted on and the final voting results are set forth below.

1.	THAT every 20 issued and unissued ordinary shares of a nominal or par value of US$0.001 each in the capital of the Company (the “Ordinary Shares”) be consolidated into one (1) share of a nominal or par value of US$0.02 each, and such Consolidated Shares shall rank pari passu in all respects with each other in accordance with the Company’s currently effective memorandum and articles of association (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each

TO US$500,000 divided into 25,000,000 shares of a nominal or par value of US$0.02 each (the “Consolidated Ordinary Shares”)

For	Against	Abstain
197,761,179	11,663,369	221,908

2.	To consider and vote upon an ordinary resolution to increase the Company’s share capital after the Share Consolidation:

THAT conditional upon and effective immediately following the Share Consolidation, increase the authorized share capital of the Company

FROM US$500,000 divided into 25,000,000 Consolidated Ordinary Shares,

TO US$10,000,000 divided into 500,000,000 Consolidated Ordinary Shares (“Share Capital Increase”), by the creation of an additional 475,000,000 Consolidated Ordinary Shares

For	Against	Abstain
194,981,910	14,060,269	604,276

3.	To consider and vote upon a special resolution to delete the existing Article 15.6 of the Company’s currently effective Amended and Restated Memorandum and Articles of Association (the “Current M&A”) in its entirety and the substitution therefor the following:

“An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the board of directors.”

For	Against	Abstain
198,072,142	10,157,698	1,416,614

4.	To consider and vote upon a special resolution to create as Dual-Class Structure (defined below) and adopt a second amended and restated memorandum and articles of association:

conditional upon and effective immediately following the Share Consolidation and the Share Capital Increase, vary the authorized share capital of the Company to create and adopt a dual-class share structure (the “Dual-Class Structure”) by

a) re-designating all the issued and outstanding Consolidated Ordinary Shares into class A ordinary shares of a nominal or par value of US$0.02 par value each (the “Class A Ordinary Shares”), and each Class A Ordinary Share shall be entitled to one (1) vote per Class A Ordinary Share;

b) re-designated 379,455,801 authorized but unissued Consolidated Ordinary Shares into Class A Ordinary Shares; and

c) re-designating 100,000,000 authorized but unissued Consolidated Ordinary Shares into class B ordinary shares of a nominal or par value of US$0.02 each (the “Class B Ordinary Shares”), and each Class B Ordinary Share shall be entitled to 20 votes per Class B Ordinary Share

(the “Variation of Share Capital”),

such that immediately following the Variation of Share Capital, the authorized share capital of the Company shall be changed

FROM US$10,000,000 divided into 500,000,000 Consolidated Ordinary Shares

TO US$10,000,000 divided into 400,000,000 Class A Ordinary Shares, and 100,000,000 Class B Ordinary Shares; and

adopt a second amended and restated memorandum and articles of association of the Company to, among other amendments, reflect the adoption of the Dual-Class Structure and the Variation of Share Capital.

(the “Dual-Class Structure Proposal”)

For	Against	Abstain
195,379,669	13,072,159	1,194,626

The Class A Ordinary Shares will continue to trade on Nasdaq under the symbol “HOLO” and will begin trading on a split-adjusted basis on Wednesday, October 9, 2024. The new CUSIP for the Class A Ordinary Shares will be G55032 16 6.

No fractional shares shall be issued in connection with the Share Consolidation and in accordance with Article 9.2 of the Current M&A (as defined below), the Company’s transfer agent be authorized and instructed to aggregate all fractional shares and sell them as soon as practicable after the effect time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive fractions of a Consolidated Ordinary Share as a result of the Share Consolidation and distribute the net proceeds in due proportion among those shareholders.

Additionally, as a result of the 20 to 1 Reverse Share Split, the number of Class A Ordinary Shares issuable upon exercise of each outstanding public warrant shall be decreased in proportion to such decrease in issued and outstanding Class A Ordinary Shares to reflect the effect of the 20 to1 Reverse Share Split. The exercise price of the warrants shall be adjusted (to the nearest cent) by multiplying the exercise price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Class A Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Class A Ordinary Shares so purchasable immediately thereafter.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MicroCloud Hologram Inc.

By:	/s/ Guohui Kang
Name:	Guohui Kang
Title:	Chief Executive Officer

Date: October 3, 2024

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